Exhibit 17.2

August 28, 2015

Board of Directors
Zaxis International Inc.
7 Imber Street
Petach Tikva, Israel 4851141

Re: Letter of Resignation
as CEO and Director

Gentlemen:

I hereby resign as Chief Executive Officer and a director of Zaxis International Inc. (the "Company"), effective immediately. The reason for my resignation is to permit me to pursue other business interests. I agree to continue to serve as Secretary of the Company, at the discretion of the Board of Directors

I have had no disagreements with the Company's operations, policies or practices.

Yours truly,

/s/ Liron Carmel
Liron Carmel